UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JUNE 27th, 2012

DATE, TIME, AND PLACE:

June 27th, 2012, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Messrs. José Antonio Alvarez Alvarez and José de Paiva Ferreira - Directors were absent due to justified reasons.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Ana Maria Imbiriba Corrêa, Company’s Executive Superintendent, to act as the Secretary.

AGENDA:

(a) Approve the proposal of declaration of Intermediary Dividends based on the Dividend Equalization Reserve account, and Interim Dividends as determined in the balance sheet of May 31th, 2012,  and Interest on Company’s Capital; (b)  approve the date of payment of Intermediary and Interim Dividends and Interest on Company’s Capital declared in a meetings of the Board of Directors held on March 28th, 2012 and today; (c)  know the resignation of the Officer without specific designation; and (d) Acknowledge of the Company´s economic-financial results for May, 2012.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

[Free English Translation]

(a)        Approved, pursuant to the article 17, items X and XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the meeting held on June 26, at 10 a.m., to declare, ad referendum of the General Annual Meeting to be held on 2013, of: 1)  Intermediary dividends, pursuant to article 35, item III, of the Company’s Bylaws, based on the Dividend Equalization Reserve account, in the amount of R$ 490,000,000.00 (four hundred and ninety million Reais), corresponding to R$ 1.176335400 per batch of one thousand (1,000) ordinary shares, R$ 1.293968940 per batch of one thousand (1,000) preferred shares, and R$ 129.396894000 per batch of one thousand (1,000) Units; 2) Interim dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on May 31st, 2012, in the amount of R$ 410.000.000,00 (four hundred and ten million Reais), corresponding to R$ 0.984280640  per batch of one thousand (1,000) ordinary shares, R$ 1.082708700 per batch of one thousand (1,000) preferred shares, and R$ 108.270870200 per batch of one thousand (1,000) Units; and 3) Interest on the Company´s Capital in the gross amount of R$ 170,000,000.00 (one hundred and seventy million Reais), corresponding to R$ 0.408116360 per batch of one thousand (1,000) ordinary shares, R$ 0.448928000 per batch of one thousand (1,000) preferred shares, and R$ 44.892799800  per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 0.346898906 per batch of one thousand (1,000) ordinary shares, R$ 0.381588800 per batch of one thousand (1,000) preferred shares, and R$ 38.158879830 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Intermediary Dividends, Interim Dividends and Interest on Company’s Capital hereby approved will be the ones registered in the Company’s books at the end of June 27, 2012, including. Therefore, as of June 28, 2012, the Company’s shares shall be traded “Ex-Dividends/Interest on Capital”. The amount of Intermediary Dividends approved shall be fully included in the additional dividends and Interim Dividends and Interests on Capital approved shall be fully included in the mandatory dividends, both to be distributed by the Company in relation to the fiscal year of 2012, and shall be paid in a date to be approve, without any monetary restatement. It was certified to the Directors that the value of the Interest on Company’s Capital proposed by the Executive Officers in the base-year meets the limits established in the tax regulations. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)       Approved,  pursuant to the article 17, items X and XVIII, of the Company’s Bylaws the date of payment of Intermediary and Interim Dividends and Interest on Company’s Capital declared on item (a) above and in a meeting of the Board of Directors held on March 28, 2012, which shall be made as from August 29, 2012 and the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(c)        Knew, pursuant to the article 17, item III, of the Company’s Bylaws, the  resignation,  delivered on this date, of Mr. Ulisses Gomes Guimarães,  a Brazilian citizen, married, bank clerk, bearer of RG # 34.246.767-0 SSP/SP, registered with the CPF/MF  under # 013.149.967-03 as Company’s Officer without specific designation for which he was elected at the Meeting of the Board of Directors held on May 31st, 2011; and

[Free English Translation]

(d)       Finally,  acknowledged the Company´s economic-financial results for May, 2012.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, June 27th, 2012. a) Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 27, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer